September 11, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc. MPT Operating Partnership, L.P. Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 1, 2018 File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated August 27, 2018 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

1.

We note your responses to comments 1 and 2. We refer you to your disclosure on the bottom of page 11 of your Form 10-K for the year ended December 31, 2017. Specifically, we note you disclose that the properties leased to Steward are subject to a master lease agreement. Additionally, you disclose that the terms and provisions of your mortgage loan on six facilities are substantially similar to the master lease agreement. Further, we refer you to the Master Lease Agreement and the Real Estate Loan Agreement filed as Exhibits 10.33 and 10.34 to your Form 10-K for the year ended December 31, 2016. Based on these agreements, it appears that Steward Health guarantees the master lease and the loan. In making your determination that it is unnecessary to provide audited financial statements of Steward, please tell us how you considered the master lease agreement, the loan agreement with attributes similar to the master lease agreement, and that Steward Health appears to provide guarantees for both agreements.

In making our determination whether to provide audited financial statements of Steward, we analyzed our concentration under SEC Financial Reporting Manual Sections 2340 – Properties Subject to Triple Net Lease, 2345 – Properties Securing Loans, Which in Economic Substance Represent an Investment in Real Estate, and 2350 – Properties Securing Loans that Represent an Asset Concentration. For purposes of Section 2340, our concentration of assets triple net leased to Steward and its affiliates as of December 31, 2017 was 19.5% (after taking into account the subsequent event transaction as described in our previous comment letter response). For purposes of Section 2350, our concentration of assets secured by mortgage loans to Steward and its affiliates was 16.2%. As discussed below in our response to the Staff’s Comment #2, we had no assets to consider under Section 2345. We considered each of these sections separately, and not in the aggregate, in accordance with the SEC Reporting Manual, and our analysis of each section separately resulted in our determination that providing audited financial statements of Steward was not required.

Ms. Jennifer Monick

Securities and Exchange Commission

As addressed in our previous comment letter response, we then considered if we should voluntarily include Steward’s audited financial statements in our annual filing, and we ultimately determined that access to the audited financial statements of Steward would not be material to our investors in making investment decisions, because we believe facility concentration is the primary concentration risk of our business rather than that of any particular tenant/operator.

Item 8. Financial Statements and Supplementary Data, page 71

2.

Please tell us how you considered if the loan agreement with Steward is a loan, an investment in real estate, or a joint venture. We refer you to the Real Estate Loan Agreement filed as Exhibit 10.34 to your Form 10-K for the year ended December 31, 2016 and the Joinder and Amendment to Real Estate Loan Agreement filed as Exhibit 10.2 to your Form 10-Q for the quarterly period ended September 30, 2017. Based on these agreements, it appears that you have the option to purchase the properties at 110% of fair market value, which is defined as specific dollar amounts in the agreement and equals the amount lent to Steward. Your response should address how you considered the terms of the loan, including, but not limited to, the purchase option. In your response, please refer to the guidance in ASC 310-10 for Acquisition, Development, and Construction Arrangements and SAB 1I.

When structuring transactions, our goal is to achieve the best outcome for our shareholders, including the investment decisions we make regarding structuring a deal as either a lease or a mortgage loan. In regards to Steward specifically, we decided to structure two of our transactions with them with a combination of both leases and mortgage loans. One of the main reasons for agreeing to originate mortgage loans was to prevent Steward from having to pay significant capital gains taxes upon transfer of the real estate, which benefited Steward, but also our shareholders, by allowing Steward to maintain more free cash on-hand to meet its obligations as they come due.

Ms. Jennifer Monick

Securities and Exchange Commission

While the Master Lease Agreement and Real Estate Loan Agreement of Steward are designed to, as much as possible, produce similar economic results in terms of day-to-day cash flows (which is what we meant in our disclosure on the bottom of page 11 of our Form 10-K in regards to our leases and mortgage loans being substantially similar and we will clarify accordingly in future filings), the rights and remedies, the collateral security, and the overall benefits and burdens of the parties differ materially as between the two forms of investment. Such differences include, but are not limited to the following:

•

Mortgaged properties do not provide us with the benefits of ownership, such as tax depreciation deductions on owned properties, protection in a tenant bankruptcy scenario, automatic control of the real property following a termination, and 100% economic benefit of the long-term appreciation of an owned property;

•	A leased property does not have the same collateral as a mortgaged property;

•	Under a mortgage loan, title of the real estate is held by Steward;

•

Given the difference in ownership, the events of default and resulting remedies in the Master Lease Agreement can be less onerous as those set forth in the Real Estate Loan Agreement, where additional protections are necessary;

•

While the Master Lease Agreement and the Real Estate Loan Agreement may have parallel initial and renewal terms, those terms are not linked in any way between the agreements. For instance, the Master Lease Agreement may be renewed and extended, even though the Real Estate Loan Agreement is not (and vice versa);

•

In the Master Lease Agreement, each renewal term requires a fair market value rent adjustment reset. Conversely, the Real Estate Loan Agreement maturity date may be extended and renewed, but only upon the same terms and conditions set forth in the promissory note and Real Estate Loan Agreement. No fair market value adjustment exists under the loan; and

•	We account for the rental income and interest income differently in our publicly disclosed financial statements and in our tax returns.

Based on the above paragraph, we believe the Steward mortgage loans are loans versus investments in real estate from a legal perspective. We also believe the same is true from an accounting perspective under ASC 310-10 and SAB 1I. In regards to the purchase option referenced in the Staff’s comment and as reflected in our Steward Real Estate Loan Agreement, we have the option to acquire the underlying real estate of the mortgage loan either after a major default (which we do not expect to occur) or after the initial 15-year term at 110% of the fair value at the date the mortgage loan was originated. The purpose of the clause was to give us structuring flexibility in the future, yet provide Steward with the upside appreciation in the property that they requested. There was no intent here for the expected residual profit to transfer away from Steward (as owner) to us (as lender). In fact, given the expected depreciation of the properties over the 15-year term, we do not expect there to be any significant residual profit above the 10% premium we would have to pay to exercise such purchase option.

Ms. Jennifer Monick

Securities and Exchange Commission

However, even if one could argue that we are entitled to expected residual profit per the purchase option, we believe we meet the other characteristics as noted in ASC 310-10 and SAB1I (and as stated below) of a loan versus an investment in real estate:

a)

Although our mortgage loans represent a substantial portion of the underlying real estate’s fair value at origination, Steward (the borrower) has title to such real estate. In addition, Steward has equity in other assets of the underlying property that are critical to their business, including licenses (CMS Medicare and Medicaid provider numbers, state hospital licenses, The Joint Commission accreditation, pharmacy licenses, etc.), workforce, supply inventory, furniture and fixtures, equipment, and lease contracts with independent third parties to occupy parts of the facilities in return for rent, etc.

b)

Pursuant to the loan agreement, the borrower is to make interest payments to us monthly. No such interest is being added to the loan balance. This requirement to make monthly interest payments is also in place as additional loan advances are made to fund ongoing capital improvement projects.

c)

As lender, we have security rights in assets other than the underlying real estate including licenses, personal property, certain equipment, etc. If Steward defaulted under a mortgage loan, we (as lender) could foreclose on the underlying real estate but also take ownership of these other assets (particularly licenses) that are crucial for Steward to be able to operate their business. Thus, we believe Steward (as borrower) has a substantial amount of risk related to these mortgage loans. In addition, the parent of the borrower does provide a guarantee for the replacement of the mortgage loans.

As previously noted, our risks and rewards in the mortgage loans to Steward differ materially from the owned properties that we lease to Steward, and we do not believe we participate in any expected residual profit, as defined in ASC 310-10. Furthermore, the borrower has title to the underlying real estate and also significant equity investment in operations of the mortgaged facilities. Based on our overall analysis, we believe the mortgage loans are most appropriately characterized as loans and accounted for in accordance with loan accounting.

Ms. Jennifer Monick

Securities and Exchange Commission

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner

R. Steven Hamner

Executive Vice President and Chief Financial Officer